82-34796

Univar N.V.
500 – 108th Avenue NE
Suite 2200
Bellevue, WA
98004 USA

T 425 638-4900
F 425 638-4953
www.univarcorp.com

07026063

UNIVAR

SEC MAIL PROCESSING RECEIVED
AUG 0 9 2007
WASH., D.C. 182 SECTION

August 8, 2007

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
USA
Attention: Filing Desk

SUPPL

Re: File number 82-34796
Univar NV Rule 12g3-2(b)(1)(iii) information submission

Dear Sirs:

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, we enclose copies of the Company's disclosures as listed on Attachment A.

As required pursuant to Rule 12g3-2(b), the Company's exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please contact the undersigned if you have any questions about the contents of this letter. Please acknowledge receipt of this submission by date stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed self-addressed stamped envelope.

Yours truly,

Peter Heinz
Vice President- General Counsel

Enclosure

PROCESSED
AUG 2 7 2007
THOMSON
FINANCIAL

Jlw 8/20

CVC
Capital Partners

UNIVAR

**PRESS RELEASE**

*This is a joint press release of Univar N.V. and Ulysses Luxembourg S.a.r.l. This is not a public announcement that a public offer is to be made, but an announcement pursuant to article 9g paragraph 1 (a) of the Dutch Decree on the Supervision of the Securities Trade 1995 (Besluit toezicht effectenverkeer 1995), pursuant to which Ulysses Luxembourg S.a.r.l. is required to issue a public announcement within 30 days after the initial public announcement of 9 July 2007.*

Amsterdam, the Netherlands – 8 August 2007

**ULYSSES AND UNIVAR MAKE GOOD PROGRESS WITH PREPARATIONS FOR RECOMMENDED PUBLIC OFFER**

Following the joint public announcement dated 9 July 2007 by Ulysses Luxembourg S.a.r.l. ("Ulysses"), a company controlled by funds advised and managed by CVC Capital Partners ("CVC") and Univar N.V. ("Univar") regarding the proposed public offer for all the issued and outstanding ordinary shares in Univar ("Ordinary Shares") at a price of EUR 53.50 per Ordinary Share in cash, cum dividend (the "Offer"), Ulysses and Univar confirm that the preparations for the Offer are well under way.

Pursuant to article 9g paragraph 3 of the Dutch Decree on the Supervision of the Securities Trade 1995 *(Besluit toezicht effectenverkeer 1995)*("Bte"), Ulysses is required to make the Offer within six weeks from today. With reference to article 9g paragraph 1 sub a Bte, Ulysses expects the offering memorandum, containing the terms and conditions of the Offer, to be made publicly available in the second half of August 2007.

Further announcements will follow if and when the circumstances so require.

**Press Enquiries**

**CVC**
Frans van der Grint / Edwin van Wijk (Hill & Knowlton – The Netherlands): + 31 20 404 4704

**Univar**
Media: Wouter van de Putte (Citigate First Financial): +31 20 575 4019
Investor Relations: Gregg Sloate (Univar): +1 310 722 1363

**Disclaimer**
*This announcement does not constitute, or form any part of, an offer, or any solicitation of any offer, to buy or subscribe for any securities of Univar N.V. In the event that such an offer is made, details of the offer will be set out in an offer memorandum, which will contain the full terms and conditions of the offer including how the offer can be accepted, and which will be made available to all holders of securities of Univar N.V. free of charge. In particular, this announcement is not for distribution in or into Australia, Canada, Japan and Italy. Furthermore, in the event that an offer is made, it will not be made directly or indirectly, in or into Australia, Canada, Japan and Italy.*

*This announcement will also be published in Dutch. In the event of any inconsistencies between the English and Dutch versions of this announcement, the English version will prevail.*

## ATTACHMENT A

## Univar N.V. Disclosures

**Tab 1. 2007 Fiscal Year**

a. Press Release: Ulysses and Univar Make Good Progress with Preparations for Recommended Public Offer, Dated August $8^{th}$, 2007

END